Future Media Productions, Inc.
                            24811 Avenue Rockefeller
                           Valencia, California 91355
                                 (661) 294-5575

August 31, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


        RE:    FUTURE MEDIA PRODUCTIONS, INC.
               FORM S-1 FILED MARCH 14, 2000
               REGISTRATION NO. 333-32444

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Future Media Productions, Inc. (the "Company"), hereby applies for an order granting withdrawal of its registration statement on Form S-1, together with all amendments and exhibits thereto (File No. 333-32444) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 14, 2000. At this time, due to the unfavorable conditions in the capital markets, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been offered or sold under the Registration Statement and all activity regarding the public offering has been discontinued.

     Accordingly, the Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement. Please forward copies of the order withdrawing the Registration Statement to the undersigned at the address above and to Murray Markiles, Esq., Akin, Gump, Strauss, Hauer & Feld, LLP, 2029 Century Park East, Suite 2400, Los Angeles, California 90067.

     If you have any questions, please contact Murray Markiles of Akin, Gump, Strauss, Hauer & Feld, LLP, at (310) 728-3233.

                                            Sincerely,

                                            /S/ ALEX SANDEL
                                            Alex Sandel,
                                            President